UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Avanir Pharmaceuticals, Inc.

(Name of issuer)

Common Stock, $0.0001 par value

(Title of class of securities)

05348P401

(CUSIP number)

Robert Liptak

Clarus Ventures, LLC

101 Main Street, Suite 1210

Cambridge, MA 02142

617.949.2200

(Name, address and telephone number of person authorized to receive notices and communications)

December 3, 2010

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05348P401	13D	Page 2 of 5 Pages

Item 1. Security and Issuer

This Amendment No. 3 to Schedule 13D (the “Schedule 13D”) relates to the common stock, $0.0001 par value (the “Common Stock”), of Avanir Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 101 Enterprise, Suite 300, Aliso Viejo, CA 92656.

Item 2. Identity and Background

(a) This Schedule 13D is filed by Clarus Lifesciences I, L.P. (“Clarus I”), Clarus Ventures I GP, L.P. (the “Clarus I GPLP”), Clarus Ventures I, LLC (the “Clarus I GPLLC”), Nicholas Galakatos (“Galakatos”), Dennis Henner (“Henner”), Robert Liptak (“Liptak”), Nicholas Simon (“Simon”), Michael Steinmetz (“Steinmetz”), and Kurt Wheeler (“Wheeler”) (each, a “Reporting Person” and collectively, the “Reporting Persons.”) Clarus I GPLP controls the sole general partner of Clarus I. Clarus I GPLLC is the sole general partner of Clarus I GPLP. Galakatos, Henner, Liptak, Simon, Steinmetz, and Wheeler (collectively, the “Managers”) are all of the managing directors of Clarus I GPLLC.

(b) The address of the principal business office of each Reporting Person is 101 Main Street, Suite 1210, Cambridge, MA 02142.

(c) No changes with respect to the Reporting Persons have occurred since the Schedule 13D Amendment No. 2 filed on November 9, 2010 (the “Filing”).

(d) No changes with respect to the Reporting Persons have occurred since the Filing.

(e) No changes with respect to the Reporting Persons have occurred since the Filing.

(f) No changes with respect to the Reporting Persons have occurred since the Filing.

Item 3. Source and Amount of Funds or Other Consideration

Not applicable.

Item 4. Purpose of Transaction

Not applicable.

Item 5. Interest in Securities of the Issuer

(a)	Not applicable.

(b)	Not applicable.

(c)	Not applicable.

(d)	Not applicable.

(e)	As of December 3, 2010, all of the Reporting Persons have ceased to own beneficially more than five percent of the Issuer’s outstanding Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Not applicable.

Item 7. Material to be Filed as Exhibits.

Exhibit 1 – Agreement regarding filing of joint Schedule 13D.

Exhibit 2 – Power of Attorney dated as of April 11, 2008.

CUSIP No. 05348P401	13D	Page 3 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 9, 2010

Clarus Lifesciences I, L.P.

By:	Clarus Ventures I GP, L.P., its general partner

By:	Clarus Ventures I, LLC, its general partner

By:	/s/ Robert Liptak
Manager

Clarus Ventures I GP, L.P.

By:	Clarus Ventures I, LLC, its general partner

By:	/s/ Robert Liptak
Manager

Clarus Ventures I, LLC

By:	/s/ Robert Liptak
Manager

*
Nicholas Galakatos

*
Dennis Henner

/s/ Robert Liptak
Robert Liptak

*
Nicholas Simon

*
Michael Steinmetz

*
Kurt Wheeler

*By:	/s/ Robert Liptak
Robert Liptak, as Attorney-in-Fact

Executed by Robert Liptak pursuant to a Power of Attorney, a copy of which is attached hereto as Exhibit 2.

CUSIP No. 05348P401	13D	Page 4 of 5 Pages

EXHIBIT 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Avanir Pharmaceuticals, Inc.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Date: December 9, 2010

Clarus Lifesciences I, L.P.

By:	Clarus Ventures I GP, L.P., its general partner

By:	Clarus Ventures I, LLC, its general partner

By:	/s/ Robert Liptak
Manager

Clarus Ventures I GP, L.P.

By:	Clarus Ventures I, LLC, its general partner

By:	/s/ Robert Liptak
Manager

Clarus Ventures I, LLC

By:	/s/ Robert Liptak
Manager

*
Nicholas Galakatos

*
Dennis Henner

/s/ Robert Liptak
Robert Liptak

*
Nicholas Simon

*
Michael Steinmetz

*
Kurt Wheeler

*By:	/s/ Robert Liptak
Robert Liptak, as Attorney-in-Fact

Executed by Robert Liptak pursuant to a Power of Attorney, a copy of which is attached hereto as Exhibit 2.

CUSIP No. 05348P401	13D	Page 5 of 5 Pages

EXHIBIT 2

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Robert Liptak with full power to act singly, his true and lawful attorney-in-fact, with full power of substitution, to: (i) sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his capacity as a general partner of any partnership or limited liability company, pursuant to Section 13 or 16 of the Securities Exchange Act of 1934, as amended, and any and all regulations promulgated thereunder, (ii) file the same (including any amendments thereto), with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and any stock exchange or similar authority and (iii) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this power of attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate.

Each of the undersigned hereby grant to the attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted.

This power of attorney shall remain in full force and effect until revoked by the undersigned in a signed writing delivered to the attorney-in-fact.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 11th day of April, 2008.

/s/ Nicholas Galakatos
Nicholas Galakatos

/s/ Dennis Henner
Dennis Henner

/s/ Jeffrey Leiden
Jeffrey Leiden

/s/ Nick Simon
Nick Simon

/s/ Michael Steinmetz
Michael Steinmetz

/s/ Kurt Wheeler
Kurt Wheeler